
May 12, 2015

<u>Via E-mail</u>
Harold H. Montgomery
Chief Executive Officer and Secretary
Calpian, Inc.
500 North Akard Street
Suite 2850
Dallas, Texas 75201

     Re: Calpian, Inc.
           Form 10-K Transition Report for Fiscal Year Ended March 31, 2014
           Filed August 11, 2014
           Form 8-K filed April 9, 2015
           File No. 0-53997

Dear Mr. Montgomery:

We issued comments to you on the above captioned filings on April 27, 2015. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by May 25, 2015.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Robyn Manuel at 202-551-3823, Jim Allegretto at 202-551-3849 or me at 202-551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief